September 14, 2004

Via Facsimile (214)999-7972 and U.S. Mail

P. Gregory Hidalgo
Vinson & Elkins LLP
3700 Trammell Crow Center
2001 Ross Avenue
Dallas, Texas  75201

	Re:	Trammell Crow Company
	 	Schedule TO-I filed September 3, 2004
 		SEC File No.  5-52067

Dear Mr. Hidalgo:

	We have reviewed the filing listed above and have the following comments.

Where you can find more information, page ii

1.	We note that the company intends to incorporate by reference documents filed from the date of the offer to purchase through the expiration of the offer. Please be aware that Schedule TO does not provide for forward incorporation and further confirm that any material change in information will be reported in an amendment to the Schedule TO pursuant to Rule 13e-4(c)(3) and will be disseminated pursuant to the requirements of Rule 13e-4(e)(3), as necessary.

In what order will tendered shares be purchased?

2.	We note that that the company intends to purchase shares first from holders of fewer than 100 shares other than shares held through the 401(k) plan. Please advise us as to how this is consistent with Rule 13e-4(f)(3)(i).

4.  Withdrawal Rights

3.	The last paragraph under this heading indicates that the
depositary may retain shares if the company delays purchase of shares. Absent an extension of the offer, it is unclear when this would occur. Please advise.

7.  Certain Conditions of the Offer

4.	Please note that all conditions to an offer, other than necessary government approvals, must be satisfied or waived on or before the expiration date of the offer. The current disclosure is inappropriate because it implies that conditions could be satisfied or waived after the expiration date but before the acceptance of shares for payment. Please revise.

5 	The second to the last bullet includes a condition which may be so broad as to render the offer illusory. The condition appears to include both positive and negative effects on the company and without regard to any degree of materiality. Please revise your disclosure to clarify those changes or events that would trigger the condition.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please promptly amend the Schedule TO-I to comply with our comments. Provide any information we request supplementally in a letter "tagged" as correspondence and filed via EDGAR. Direct any questions to me by phone at (202) 942-1918 or by facsimile at
(202) 942-9638.

								Sincerely,


								Pamela Carmody
								Special Counsel
								Office of Mergers
								and Acquisitions